Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the three months ended:
				Year-to-date
	March 31,	June 30,	Sept. 30,	Sept. 30,
	2002	2002	2002	2002

Basic weighted average shares outstanding	10,301,818	10,310,247	10,296,582	10,302,882
Stock options
Options at $5.38	—	—	—	—
Options at $4.75	—	—	—	—
Options at $4.50	—	—	—	—
Options at $4.38	—	—	—	—
Options at $2.94	—	—	—	—
Options at $2.25	—	—	—	—
Options at $1.90	—	—	—	—
Options at $1.21	—	—	—	—
Options at $1.10	—	—	—	—
Options at $1.00	—	2,833	—	944
Options at $0.99	—	61,588	—	20,529

Diluted weighted average shares outstanding	10,301,818	10,374,668	10,296,582	10,324,355

Net income ($000’s)	$3,059	$323	$3,499	$6,881
Net income per share:
Basic income per share	$0.30	$0.03	$0.34	$0.67
Diluted income per share	$0.30	$0.03	$0.34	$0.67

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